UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

As previously reported, on August 11, 2026, the Company entered into a stock purchase agreement (the “SPA”) to acquire he entire issued share capital of Meals Through Seasons Limited, a business company incorporated under the laws of the British Virgin Islands (the “Target Company”), with Hongs Smart Limited and Yapjianhuei Smart Limited (each a “Seller” and, collectively, the “Sellers”), the Target Company and MTHK, for an aggregate consideration of US$510,000,000, payable in full in securities of the Company. The aggregate consideration of US$510,000,000 is payable in full in securities of the Company, and no cash is payable by the Company. It comprises (i) 150,000,000 Class A ordinary shares of the Company, par value US$0.0005 per share (the “Class A Ordinary Shares”), to be issued at closing at an agreed reference price of US$1.00 per share, representing an aggregate value of US$150,000,000 (the “Consideration Shares”), and (ii) unsecured convertible promissory notes in the aggregate original principal amount of US$360,000,000 (the “Notes”), to be issued at closing pursuant to a note purchase agreement to be entered into at closing (the “NPA”). The consideration (including both the Consideration Shares and the Notes) is allocated between the Sellers in proportion to their respective interests in the Target Company, being 70% for Hongs Smart Limited and 30% for Yapjianhuei Smart Limited.

On September 2, 2026, the transaction closed. In connection with the closing, the NPA was entered into as of September 2, 2026, the entire issued share capital of the Target Company was transferred to the Company and the Company issued (i) 105,000,000 and 45,000,000 Class A Ordinary Shares to Hongs Smart Limited and Yapjianhuei Smart Limited, respectively; and (ii) unsecured convertible promissory notes pursuant to the NPA in the original principal amount of US$252,000,000 (with each “Annual Performance Tranche” in the amount of $84,000,000) and US$108,000,000 to Hongs Smart Limited and Yapjianhuei Smart Limited (with each “Annual Performance Tranche” in the amount of $36,000,000), respectively. See below for discussion of “Annual Performance Tranches.”

The Notes bear no ordinary interest and no interest payments are due. The Notes have no fixed maturity date and remain outstanding unless and until converted in full, redeemed pursuant to an express provision of the Notes, repurchased by the Company and cancelled, or otherwise cancelled by written agreement of the parties. The Notes are not subject to any scheduled amortization, sinking fund, or mandatory redemption by reason only of the passage of time, and the Company has no obligation to repay the principal on any fixed date. The Company may not redeem, repurchase, or otherwise retire the Notes without the prior written consent of the holder, except as required by applicable law or regulation. The Notes constitute senior direct, unsecured, unsubordinated obligations of the Company and rank pari passu with all present and future unsecured and unsubordinated obligations of the Company, except as obligations may be preferred by laws of general application.

The aggregate principal amount of the Notes is divided into three equal annual performance tranches of $120,000,000 each (each, an “Annual Performance Tranche”), corresponding to three successive financial years (each, a “Performance Year”) covered by a financial forecast (the “Financial Forecast”) provided by the Holding Company and MTS and attached as an exhibit to the NPA.

Each Annual Performance Tranche becomes eligible for conversion only if the actual consolidated net profit after tax (“NPAT”) of the Holding Company for the corresponding Performance Year equals or exceeds 50% of the forecast NPAT set forth in the Financial Forecast for that Performance Year (the “Minimum Forecast Threshold”). The Company, in its sole discretion, determines whether the Minimum Forecast Threshold has been satisfied based on audited financial statements or other financial information reasonably satisfactory to the Company. Upon such determination, the Company delivers a Conversion Eligibility Notice, and the relevant Annual Performance Tranche becomes eligible for conversion on the date of such notice.

If the Company does not determine that the applicable Minimum Forecast Threshold has been satisfied, the relevant Annual Performance Tranche remains outstanding but is not convertible. Satisfaction of the Minimum Forecast Threshold for any subsequent Performance Year does not render convertible any Annual Performance Tranche relating to a prior Performance Year that failed to satisfy the applicable threshold.

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Each Annual Performance Tranche is assessed separately and solely by reference to the corresponding Performance Year, and the Minimum Forecast Threshold is tested solely by reference to NPAT.

Subject to satisfaction of the applicable Minimum Forecast Threshold and the limitations described below, the Notes are convertible into Class A Ordinary Shares at a fixed conversion price of $1.00 per share. The conversion price is subject to customary anti-dilution adjustments for stock dividends, stock splits, reverse stock splits, and reclassifications.

No conversion may occur if, immediately after giving effect to such conversion, the holder together with its affiliates would hold voting rights exceeding 24% of the total voting rights of the Company’s outstanding capital shares on a fully diluted basis (the “Voting Rights Limitation”). If any requested conversion would result in the issuance of shares that would cause the holder and its affiliates to exceed this limitation, such conversion is automatically reduced to the maximum principal amount that may be converted without breaching the Voting Rights Limitation, and the excess principal remains outstanding and convertible in accordance with the terms of the Notes.

The foregoing discussion of the terms of the NPA and the Notes is qualified in its entirety by reference to the form of the NPA and the form of the Notes, which are attached as Exhibits 10.1 and 10.2, respectively, to this report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1*	Form of Note Purchase Agreement
10.2*	Form of Unsecured Convertible Promissory Notes
99.1	Press Release dated September 2, 2026 - Ming Shing Group Holdings Limited Announces Closing of the Acquisition of Meals Through Seasons Limited and Issuance of Consideration Shares and Unsecured Convertible Promissory Notes

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: September 2, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Chief Executive Officer

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